

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 30, 2007

Via U.S. Mail and Facsimile at (312) 660-0478

Dennis M. Myers
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, IL 60601

Re: 1-800 Contacts, Inc.
Schedule 13E-3/A filed on July 27, 2007 by Fenway Partners
Capital Fund III, L.P., *et al.*
File No. 5-54695

PRER14A filed on July 27, 2007 by 1-800 Contacts, Inc.
File No. 0-23633

Dear Mr. Myers:

The staff in the Office of Mergers and Acquisitions has the following additional
comments on the revised proxy statement and amended Schedule 13E-3 listed above.

PRER14A

1. Refer to comment 4 in our prior letter dated July 24, 2007 and your response.
   Please revise the proxy statement to include the information you provided in your
   response letter in the disclosure document sent to shareholders.

2. Refer to the revisions to the proxy statement made in response to comment 8 in
   our prior comment letter. We believe the revised disclosure is still not clear on the
   fact that the enumerated fees are owed to the financial advisor only if the merger
   is consummated. Please make additional revisions to clarify this point.

3. Refer to your response to comment 14 in our prior comment letter. Please add this
   information into the revised proxy statement.

4. See our last comment above. Make the same changes with respect to the
   information you provided in response to prior comment 15.

5. The revised disclosure you provide as to Fenway's reasons for the merger (on
   page 31 of the revised proxy statement) is cursory and does not satisfy that filing

person's obligation under Item 1013 of Regulation M-A. That Item seeks meaningful disclosure about why a filing person is engaging in the going private transaction, and why at this time. The fact that Fenway was approached by representatives of the Company may have been the immediate catalyst for its proposal, but is not the kind of substantive explanation sufficient to satisfy the Item requirement. Please revise.

6. With respect to the role of Goldman Sachs in connection with this transaction, your response to comment 23 in our prior comment letter appears to contradict the information you supplied in response to comment 15 in the same letter. In response to comment 15 in our prior letter, you stated that Goldman Sachs "was periodically asked to and did render limited advice concerning certain potential suitors with whom Goldman Sachs was familiar." Such advice would appear to fit the definition of the kinds of contacts (including oral contacts) that must be summarized in the proxy statement pursuant to Item 1015. However, in response to prior comment 23, you state that Goldman did not provide any oral or written presentations with the meaning of that Item. Please revise the proxy statement to describe all substantive contacts with Goldman Sachs in connection with this going private transaction.

7. Refer to comment 24 in our prior comment letter. Clarify in your response letter whether any current filing person engaged any third party to evaluate this transaction. If so, and if you do not believe that contacts (including oral contacts) with such advisors fit within the definition of Item 1015 of Regulation M-A, explain why. We may have additional comments.

Closing Comments

Please amend your filings and respond to these comments promptly. Please do not hesitate to contact me with any questions about the above comments or about your filings generally. I may be reached at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions